EX-99 #77C

Matters Submitted to a Vote of Security Holders

A Special Meeting of Shareholders (the “Special Meeting”) of the Segall Bryant Hamill Mid-Cap Fund was held on December 28, 2004 pursuant to notice duly given to all shareholders of record at the close of business on November 5, 2004. At the Special Meeting, shareholders were asked to approve the Plan of Reorganization of the Segall Bryant Hamill Mid-Cap Fund into a series of the Hallmark Equity Series Trust. The number of shares voting for approval of the Plan of Reorganization was 598,153; the number of shares voting against approval of the Plan of Reorganization was 10,624; the number of shares abstaining was 22,869. As a result, effective January 5, 2005, all of the assets and stated liabilities of the Segall Bryant Hamill Mid-Cap Fund were transferred to the Hallmark Equity Series Trust as part of the Plan of Reorganization between the Advisors Series Trust, on behalf of the Segall Bryant Hamill Mid-Cap Fund series and the Hallmark Equity Series Trust. No gain or loss for Federal income tax purposes was recognized on the exchange.